Exhibit 99.29

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Austpro Energy Corporation (“Austpro” or the “Company”)

Suite 2200, HSBC Building, 885 West Georgia Street

Vancouver, BC V6C 3E8

ITEM 2.	Dates of Material Changes

June 3, 2021 and June 7, 2021

ITEM 3.	News Releases

Austpro disseminated a news release jointly with DeFi Ventures Inc. (“DeFi”) in respect of the material changes referred to in this report on June 7, 2021. The news release was subsequently filed on the Company’s SEDAR profile.

ITEM 4.	Summary of Material Changes

On June 7, 2021, the Company announced the closing of DeFi’s previously announced private placement, pursuant to which DeFi raised aggregate gross proceeds of approximately $17.7 million from the sale of subscription receipts of DeFi (each, a “Subscription Receipt”) at a price of $1.00 per Subscription Receipt (the “Offering”). The Offering was led by PI Financial Corp. and Canaccord Genuity Corp. (the “Co-Lead Agents”), on behalf of a syndicate of agents, (collectively with the Co-Lead Agents, the “Agents”), in connection with the previously announced reverse takeover of Austpro by DeFi (the “Acquisition”).

Concurrently with the closing of the Offering, DeFi and the Company entered into an amalgamation agreement dated June 3, 2021 (the “Amalgamation Agreement”), pursuant to which DeFi and a newly formed subsidiary of the Company will combine their businesses by way of a statutory amalgamation to form one corporation (“Amalco”), and upon completion of the amalgamation, Amalco will be a wholly-owned subsidiary of the Company.

ITEM 5.	Full Description of Material Change

The Offering

The Subscription Receipts issued pursuant to the Offering were issued pursuant to a subscription receipt agreement dated June 3, 2021 (the “Subscription Receipt Agreement”) among DeFi, PI Financial Corp., Austpro and Computershare Trust Company of Canada, as subscription receipt agent. Pursuant to the Subscription Receipt Agreement, the gross proceeds of the Offering (less 50 per cent of the Agents' cash commission, a corporate finance fee and all of the Agents' expenses) were deposited in escrow on closing of the Offering pending satisfaction of certain conditions (the “Escrow Release Conditions”), including, amongst others: (a) the satisfaction or waiver of each of the conditions precedent to the Acquisition; (b) the receipt of all shareholder, third party, regulatory and stock exchange approvals required for the completion of the Acquisition, including the approval of the TSX Venture Exchange (“TSXV”) for the delisting of the common shares of Austpro from the NEX Board of the TSXV; (c) the distribution of the DeFi Shares underlying the Subscription Receipts and common shares of the Resulting Issuer upon the automatic exchange of the DeFi Shares; (d) the issuer resulting from the Acquisition (the “Resulting Issuer”) being conditionally approved for listing on the NEO Exchange (“NEO”) and the completion, satisfaction or waiver of all conditions precedent to such listing; and (e) the delivery of an escrow release notice from DeFi and PI Financial Corp. confirming the Escrow Release Conditions have been satisfied or waived.

The Agents will receive a cash commission equal to 7.0% of the gross proceeds of the Offering (to be reduced to 3.5% of the gross proceeds derived from the sale of Subscription Receipts to purchasers identified on DeFi’s president’s list). Upon satisfaction of the Escrow Release Conditions, the Agents shall be issued such number of agents’ warrants as is equal to 7.0% of the number of Subscriptions Receipts sold pursuant to the Offering (to be reduced to 3.5% of the number of Subscription Receipts sold to purchasers identified on DeFi’s president’s list), each such agents’ warrant to be exchanged for one agents’ warrant of the Resulting Issuer (a “Resulting Issuer Agents’ Warrant”) upon closing of the Acquisition. Each Resulting Issuer Agents’ Warrant will be exercisable to acquire on Resulting Issuer Share at an exercise price of $1.00 per share for a period of 24 months from issuance, subject to adjustment in certain events.

If the Escrow Release Conditions are not met on or before September 30, 2021, the Subscription Receipts will be cancelled, and holders of Subscription Receipts will be returned a cash amount equal to the issue price of the Subscription Receipts and any interest that has been earned on the escrowed funds.

The Acquisition

In connection with the Acquisition, (i) Austpro will complete a share consolidation of 8.727 to 1 basis (the “Consolidation”), and (ii) shareholders of DeFi will be issued an aggregate of 36,059,998 post-Consolidation common shares of Austpro (the “Consideration Shares”) as consideration in exchange for their shares of DeFi. Certain of the Consideration Shares will be subject to escrow and pooling pursuant to the policies of the NEO. Upon closing of the Acquisition, current securityholders of Austpro will own 1,700,192 post-Consolidation common shares.

The Acquisition is subject to a number of conditions being satisfied or waived by one or both of Austpro and DeFi at or prior to closing of the Acquisition, including approval of DeFi securityholders, together with any requisite minority approvals, approval of Austpro shareholders, completion of the Consolidation, and receipt of all necessary regulatory and court approvals and the satisfaction of certain other closing conditions customary for a transaction of this nature, including completion of the Offering.

Immediately prior to the completion of the Acquisition, on satisfaction of the Escrow Release Conditions, each Subscription Receipt will be automatically exercised, for no further consideration and with no further action on the part of the holder thereof, to acquire one common share (a “DeFi Share”) of DeFi. The DeFi Shares issuable upon exercise of the Subscription Receipts will be exchanged for one common share of the Resulting Issuer in connection with the closing of the Acquisition.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Scott Ackerman, Chief Executive Officer, Austpro Energy Corporation

sackerman@emprisecapital.com

778-331-8505

ITEM 9.	Date of Report

June 14, 2021